UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SouFun Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Tianquan Mo

8/F Xihuan Plaza, 1 Xizhimenwai Avenue

Beijing 100044, PRC

+86-10-5930 6668

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 3.56%, Class B: 45.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836034108

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 3.56%, Class B: 45.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 836034108

1.	Names of Reporting Persons. Credit Suisse Trust Limited as trustee of KM & KM Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,205 Class A ordinary shares and 11,985,145 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 3.56%, Class B: 45.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined below) and relates to the Class A ordinary shares, par value HK$1.00 per share, and the Class B ordinary shares, par value HK$1.00 per share (together with the Class A ordinary shares, the “Ordinary Shares”) of SouFun Holdings Limited (the “Company”).

The Reporting Persons previously reported their beneficial ownership under Schedule 13G, filed on February 13, 2012.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 1. Security and Issuer.

This Schedule relates to the Ordinary Shares of the Company. The principal executive offices of the Company are located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, People’s Republic of China (“PRC”).

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A ordinary share, are listed on the New York Stock Exchange under the symbol “SFUN.”

Item 2. Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Tianquan Mo, a PRC citizen and the founder and the Executive Chairman of the Company (“Mr. Mo”);

2)	Next Decade Investments Limited, a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Next Decade”); and

3)	Credit Suisse Trust Limited, a company established under the laws of Singapore, with its registered office at 1 Raffles Link #05-02, Singapore 039393 and its principal business in providing financial services (“Credit Suisse” and together with Mr. Mo and Next Decade, the “Reporting Persons”).

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

Next Decade is the record holder of the Ordinary Shares and options described in Item 5. All of the shares of Next Decade are held in the KM&KM Trust, an irrevocable discretionary family trust established by Mr. Mo under the laws of Singapore, for which Credit Suisse serves as trustee.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Next Decade acquired 10,230,645 Class B ordinary shares and options entitling Next Decade to acquire an additional 1,754,500 Class B ordinary shares prior to the Company’s initial public offering on September 22, 2010, in connection with Mr. Mo’s founding of the Company. On September 22, 2010, using Mr. Mo’s personal funds, Next Decade acquired 888,888 Class A ordinary shares from Telstra International Holding Limited in a private placement transaction at the aggregate consideration of US$9,444,435. From September 22, 2010 to the date hereof, Next Decade acquired certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Next Decade to acquire an additional 616,250 Class A ordinary shares. On November 27, 2012, Next Decade acquired 698,160 shares of Class A ordinary shares through cashless exercise of the Options (as defined below) pursuant to the Call Option Agreements (as defined below) as described in Item 6.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Next Decade is the record holder of (i) 1,373,955 Class A ordinary shares and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Next Decade to acquire an additional 616,250 Class A ordinary shares (collectively, the “Next Decade Class A Shares”) and (ii) 10,230,645 Class B ordinary shares and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Next Decade to acquire an additional 1,754,500 Class B Shares (collectively, the “Next Decade Class B Shares”, and together with the Next Decade Class A Shares, the “Next Decade Shares”). Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. As of the date hereof, the Next Decade Class A Shares represent 3.56%1 of the Company’s issued and outstanding Class A ordinary shares and the Next Decade Class B Shares represent 45.9%1 of the Company’s issued and outstanding Class B ordinary shares.

[1]

Percentage ownership is calculated based on (i) 55,350,004 Class A ordinary shares and 24,336,650 Class B ordinary shares actually issued and outstanding as of November 29, 2012 and (ii) 616,250 Class A ordinary shares and 1,754,500 Class B ordinary shares issuable within 60 days of the date hereof to Next Decade pursuant to certain options being deemed as issued and outstanding.

All of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse serves as trustee. Mr. Mo’s wife is the sole director of Next Decade. As such, each Reporting Persons may be deemed as the beneficial owner of the Next Decade Shares.

In addition, the Reporting Persons may also be deemed to beneficially own certain Ordinary Shares (together, the “Media Partner Shares”) held by Media Partner Technology Limited (“Media Partner”). All of the shares of Media Partner are held in The MC trust, an irrevocable discretionary family trust established by Mr. Mo, for which Deutsche Bank International Trust Co. (Cayman) Limited (“Deutsche Bank”) serves as trustee. Mr. Mo’s wife is the sole director of Media Partner. For more information, see the Schedule 13D filed by Mr. Mo, Media Partner and Deutsche Bank on or about the date hereof.

(b) Each of the Reporting Persons has the shared power to direct the vote and the disposition of the Ordinary Shares that may be deemed to be owned beneficially by each of them.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Option Agreement

On August 13, 2010, Next Decade entered into an option agreement (the “GA Call Option Agreement”) with General Atlantic Mauritius Limited (“GA Mauritius”), pursuant to which GA Mauritius granted Next Decade an option (the “GA Option”) to purchase 987,656 Class A ordinary shares from GA Mauritius. On the same date, Next Decade also entered into an option agreement (the “Apax Call Option Agreement” and together with the GA Call Option Agreement, the “Call Option Agreements”) with Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc (collectively the “Apax Funds”, and together with GA Mauritius, the “Option Grantors”), pursuant to which the Apax Funds granted Next Decade an option (the “Apax Option” and together with the GA Option, the “Options”) to purchase 987,656 Class A ordinary shares from the Apax Funds. The Call Option Agreements were amended on September 16, 2012 to extend the expiration date of the Options to December 17, 2012. The Options became exercisable on September 22, 2010.

On November 20, 2012, pursuant to the terms of the Call Option Agreements, Next Decade exercised its Options to purchase an aggregate of 1,975,130 Class A ordinary shares from the Option Grantors. On November 21, 2012, each Option Grantor notified Next Decade that such Option Grantor would exercise its Conversion Right (as defined in the Call Option Agreements) to settle the transaction by cashless exercise. On November 27, 2012, the Options were settled via cashless exercise pursuant to the Conversion Rights and the Option Grantors transferred to Next Decade an aggregate of 698,160 Class A ordinary shares. Immediately after the above exercise of the Options, Next Decade was the record holder of 1,373,955 Class A ordinary shares.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:             Joint Filing Agreement dated December 27, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2012

TIANQUAN MO

By:	/s/ Tianquan Mo
Tianquan Mo

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Jing Cao
Name: Jing Cao
Title: Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF KM & KM TRUST

By:	/s/ Serene Chew
Name: Serene Chew
Title: Authorized Signatory

CREDIT SUISSE TRUST LIMITED AS TRUSTEE OF KM & KM TRUST

By:	/s/ Dominik Birri
Name: Dominik Birri
Title: Director and Authorized Signatory

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Executive Chairman of SouFun Holdings Limited, c/o 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, PRC

Jing Cao (U.S. citizen)	Director of Next Decade, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Serene Chew (Singapore citizen)	Authorised Signatory of Credit Suisse Trust Limited, 1 Raffles Link #05-02 Singapore 039393

Dominik Birri (Swiss citizen)	Director and Authorised Signatory of Credit Suisse Trust Limited, 1 Raffles Link #05-02 Singapore 039393